Premier Holding Corp.
4705 West Addisyn Court
Visalia, California  93291
(559) 732-8177

August 24, 2011

Alicia Lam,  Attorney
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re: Premier Holding Corp.
       Amendment to Registration Statement on Form S-1
       Filed August 8, 2011
       File No. 333-174049

Dear Ms. Lam:

The company is in receipt of your comment letter of August 18, 2011.  The following are the Company’s responses to your comments, numbered as to correspond with the number of your comments:

1.	We have updated our registration statement to provide updated financial statements covering the interim period up to June 30, 2011.

2.	We have also updated the summary financial data section to include summary financial data for the interim period ended June 30, 2011.

3.	Our amendment has been updated to include interactive data.

I, on behalf of the Company, acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense ion any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

JACK GREGORY
CEO
cc: Kenneth Eade